9/21/04 50 10/18/04

.ENDMENT. 10/18

04013513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 26825

SEP 2 [illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commonwealth Church Finance Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack F. Gamel PC
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

DD 10-19

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Rente Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

A

SECURITIES AND EXCHANGE COMMISSION

The Audit Committee
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We found an error in the original statement of cash flows issued for Commonwealth Church Finance, Inc. as of June 30, 2004 and 2003. The net cash decrease on the statement of cash flows for the current year ended June 30, 2004 was overstated. The separate line item for legal settlement of $52,000 was erroneously included in the accrued liabilities change of $49,949. Therefore, the accrued liabilites total change should have been -$2,051. We have corrected the statement of cash flows and reprinted the entire financial statement report. Please discard the original financial statements and replace them with the attached.

Jack F. Gamel, CPA., P.C.

August 31, 2004

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Audit Committee
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Jack F. Gamel, CPA., P.C.

August 31, 2004

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2004 AND 2003

ASSETS

	2004	2003
Current assets:		
Petty cash	$ 200	$ 200
Cash in bank accounts	195,245	274,601
Accrued income	131,192	158,021
Notes receivable	37,244	0
Prepaid income taxes	46,600	0
Total current assets	410,481	432,822
Fixed assets:		
Property and equipment	87,510	102,469
Less accumulated depreciation	70,728	82,514
	16,782	19,955
Other assets:		
Deposits	2,591	2,591
	2,591	2,591
	$ 429,854	$ 455,368

LIABILITIES AND SHAREHOLDER'S EQUITY

	2004	2003
Current liabilities:		
Accrued expenses	$ 197,240	$ 147,291
Income taxes payable	0	34,857
Total current liabilities	197,240	182,148
Shareholder's equity:		
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding	21,000	21,000
Paid-in-capital	5,937	5,937
Retained earnings	205,677	246,283
	232,614	273,220
	$ 429,854	$ 455,368

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Revenue, net of returns	$ 2,515,336	$ 3,015,427
Expenses:		
Salaries - officers	595,688	511,924
Salaries	758,818	923,837
Payroll service	124,489	272,375
Commissions	391,666	594,531
Labor	8,750	13,054
Advertising	2,382	930
Automotive	61,129	42,153
Bonds	225	1,380
Contributions	200	0
Credit reporting	3,290	0
Depreciation	2,594	5,985
Directors fees	120,000	50,000
Dues and subscriptions	10,844	18,019
Equipment maintenance and rental	58,983	43,373
Filing fees	10,723	7,905
Insurance	12,322	24,511
Legal and accounting	36,841	24,146
Miscellaneous	3,111	41,952
Office expense	22,242	27,077
Postage and freight	24,994	29,073
Printing	5,322	23,788
Rent	72,000	68,000
Software maintenance	7,591	13,228
Taxes and licenses	7,767	1,293
Telephone	24,999	27,894
Trade shows and conventions	9,167	2,692
Training	48,717	74,509
Travel and entertainment	59,915	45,495
Utilities	4,963	5,049
	2,489,731	2,894,173
Operating income (loss)	$ 25,605	$ 121,254

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Other income (expenses):		
Interest income	$ 2,330	$ 817
Loss on abandoned assets	(5,460)	0
	(3,130)	817
Income (loss) before taxes and extraordinary items	22,475	122,071
Provision for income tax refunds (expenses):		
Refunds	8,344	0
Expenses	0	(44,334)
	8,344	(44,334)
Income (loss) before extraordinary items	30,819	77,737
Extraordinary item - legal settlement (Note 2)	(52,000)	0
Net income (loss)	(21,181)	77,737
Retained earnings, beginning	246,283	168,546
Less: Dividends paid	(19,425)	0
	226,858	168,546
Retained earnings, ending	$ 205,677	$ 246,283

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (21,181)	$ 77,737
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	2,594	5,985
Changes in operating assets and liabilities:		
Accrued income	26,829	(137,367)
Notes receivable	(37,244)	0
Prepaid expenses	0	3,661
Income taxes payable	(81,457)	39,190
Legal settlement	52,000	0
Accrued liabilities	(2,051)	110,054
Net cash provided by (used in) operating activities	(60,509)	99,260
Cash flows from investing activities:		
Loss on abandoned assets	6,716	0
Purchase of office equipment	(6,138)	0
Net cash provided by (used in) investing activities	578	0
Cash flows from financing activities:		
Dividends paid	(19,425)	0
Net provided by (cash used) in financing activities	(19,425)	0
Net increase (decrease) in cash	$ (79,356)	$ 99,260

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

1. Summary of significant accounting policies:

Operation:

The Company is organized to do business as a securities broker-dealer, the primary purpose of which is to service Church bond sales.

Depreciable assets:
Depreciable assets are stated at cost.

Depreciation:

The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Commitments and contingent liabilities:

The company leases office space from Turner, Unruh, North and Seigel Rental, a partnership 100% owned by the shareholders of Commonwealth Church Finance, Inc. The lease is a long-term lease.

The Company leases office equipment and vehicles for $6,070.94 per month.

Legal settlement in principal has been reached among all parties of lawsuit. The litigation will be dismissed following payment of $52,000.00 by Commonwealth Church Finance, Inc.